FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August 2006

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F     ☒      Form 40-F        ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐   No        ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. ANY FUTURE OFFERS TO SELL SECURITIES WILL BE MADE ONLY IN CERTAIN JURISDICTIONS AND ONLY FOLLOWING APPROVAL BY RELEVANT REGULATORS.

PRESS RELEASE

NBG finalizes the acquisition of a 46% stake of the Ordinary Shares and 100% of Founder Shares in Finansbank

The National Bank of Greece (“NBG”) (ATX:ETE) finalized today the acquisition of a 46% stake of the Ordinary Shares and 100% of the Founder Shares in Finansbank (ISE:FINBN) from FIBA Holding, following the approval of the transaction by The Bank of Greece, the Turkish Banking Regulation and Supervision Agency, the Turkish Competition Board and the Capital Markets Board of Turkey.

NBG will submit in due course an application to the Capital Markets Board of Turkey for approval of a mandatory tender offer for the remaining 44.3% of the ordinary share capital of Finansbank, and will launch the mandatory tender offer to Finansbank’s minority shareholders in accordance with the relevant regulatory requirements. FIBA Holding will maintain a 9.68% stake in Finansbank. However, in the event NBG acquires less than a 4% plus one share additional stake through the mandatory tender offer, FIBA Holding and its affiliates have agreed to sell to NBG sufficient Ordinary Shares such that NBG will achieve a 50% plus one share ownership position in Finansbank upon completion of the mandatory tender offer. NBG will also submit an application to the Capital Markets Board of Turkey for approval of a mandatory tender offer in relation to the publicly held shares of Finans Finansal Kiralama A.S. (Finans Leasing), a subsidiary of Finansbank.

Mr. Takis Arapoglou, Chairman and CEO of NBG commented on the closing of the transaction: “We are delighted with the timely conclusion of this transformational transaction for NBG, a transaction which comprises a cornerstone of the strategy presented in our three year business plan. It heralds a turning point for the Group.”

Mr. Hüsnü Özyeğin, Chairman of Finansbank commented on the closing of the transaction: “This investment brings together NBG’s leading position in the SEE region and Finansbank’s growth potential in the Turkish market. The resulting synergies will accelerate the bank’s existing superior growth in the Turkish market and further enhance its market-leading profitability under the current management.”

The acquisition transforms the Bank into a leading SEE financial institution, with a presence in eleven countries. The new NBG Group has assets of over €70 billion, a combined customer base of approximately 12 million customers, with a branch network comprising of more than 1,075 units. More than half of these branches are located outside Greece. The combined loan portfolio of the Group’s international operations reaches approximately €8.0 billion, which represents more than 20% of the Group’s total loan book. In 2005, on a pro forma basis, the Group profit before tax reached €1.3 billion, with SEE and Turkish operations contributing more than 33% to the total. Furthermore, NBG expects material synergies to arise from the acquisition over the medium term. The principal sources of these synergies are: the wholesale funding advantages for Finansbank and substantial capital and operational efficiencies.

Enquiries / Contacts:

National Bank of Greece

Mr. Paul Mylonas

+30 210 334 1521

Chief Economist and Head of Strategy
Head of Investor Relations - NBG

This press release contains certain forward-looking statements. Such statements can be generally identified by the use of terms such as “believes”, “expects”, “may”, “will” “should”, “would”,” could”, “plans”, “anticipates” and comparable terms and the negatives of such terms. By their nature, forward-looking statements involve risk and uncertainty and the factors described in the context of forward- looking statements in this press release could cause actual results and developments to differ materially from those expressed in or implied by such forward- looking statements. NBG and Finansbank have based these forward looking statements on their current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about the transaction or any potential benefits arising from the transaction, including among other things, securing necessary regulatory approvals, changing business or market conditions, the prospects for growth of Finansbank anticipated by the management of Finansbank and NBG and any potential synergies resulting from the integration of the activities of NBG and Finansbank. NBG and Finansbank undertake no obligation to publicly update or revise any forward-looking statements contained herein, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward looking statements contained in this press release may not occur. Any statement regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.

ATHENS, 18TH AUGUST 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 18th August, 2006

Efstratios-Georgios (Takis)Arapoglou
Chairman – Chief Executive Officer